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                             October 27, 2023

       John C. Backus, Jr.
       Chief Executive Officer
       PROOF Acquisition Corp I
       11911 Freedom Drive, Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 20,
2023
                                                            File No. 333-274082

       Dear John C. Backus:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

       Amendmend No. 2 to Registration Statement on Form S-4 filed October 20, 2023

       Financial Statements for Volato Inc.
       For the Year Ended December 31, 2022
       Note 2 Summary of Significant Accounting Policies
       Revenue Recognition, page F-36

   1. We note your response to prior comment 13 and reissue the comment in part. In the revised revenue
recognition policy, you indicate that "...Occasionally, we offer credits to customers of our Volato
Insider and Stretch Card agreements in excess of the cash deposit received as an
incentive offering. These credits are non-refundable and are recorded as a contract liability
until they are either used or expired. ..." However,
                                                        you continue to
disclose on page 135 that "....Insider deposit customers have preferred access for charter
requests over general charter, and the program is fully refundable for any unused balances..."
Additionally on page 135, you disclose that "[u]nused balances may be refunded at any
time..." related to the Volato Stretch Jet Card. Please revise to
 John C. Backus, Jr.
PROOF Acquisition Corp I
October 27, 2023
Page 2
      reconcile or remove the inconsistent disclosures on page 135.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn C. Backus, Jr.
                                                          Division of
Corporation Finance
Comapany NamePROOF Acquisition Corp I
                                                          Office of Energy &
Transportation
October 27, 2023 Page 2
cc:       Scott D. Fisher, Esq.
FirstName LastName